HOW TO INSTRUCT AXA EQUITABLE

To instruct AXA Equitable as to how to vote the Shares held in the investment divisions of its Separate Accounts, Contractholders are asked to promptly complete their voting instructions on the enclosed voting instruction card(s), sign and date the voting instruction card(s), and mail the voting instruction card(s) in the accompanying postage-paid envelope. Contractholders also may provide voting instructions by telephone at 1-800-690-6903 or by Internet at our website at www.proxyvote.com.

If a voting instruction card is not marked to indicate voting instructions but is signed and timely returned, it will be treated as an instruction to vote the Shares "For" the Proposal.

The number of Shares held in the investment division of a Separate Account corresponding to the ETF Portfolio for which a Contractholder may provide voting instructions was determined as of the Record Date by dividing (i) a Contract's account value allocable to that investment division by (ii) the net asset value of one Share of the ETF Portfolio. Each whole share of the ETF Portfolio is entitled to one vote as to each matter with respect to which it is entitled to vote and each fractional share is entitled to a proportionate fractional vote. At any time prior to AXA Equitable voting at the Meeting, a Contractholder may revoke his or her voting instructions with respect to that investment division by providing AXA Equitable with a properly executed written revocation of such voting instructions, properly executing later-dated voting instructions by a voting instruction card, telephone or the Internet, or appearing and providing voting instructions in person at the Meeting.

HOW AXA EQUITABLE WILL VOTE

AXA Equitable will vote the Shares for which it receives timely voting instructions from Contractholders in accordance with those instructions. Shares in each investment division of a Separate Account for which AXA Equitable receives a voting instruction card that is signed and timely returned but is not marked to indicate voting instructions will be treated as an instruction to vote the Shares "FOR" the Proposal. Shares in each investment division of a Separate Account for which AXA Equitable receives no timely voting instructions from Contractholders, or that are attributable to amounts retained by AXA Equitable as surplus or seed money, will be voted by AXA Equitable either "FOR" or "AGAINST" the Proposal, or as an abstention, in the same proportion as the Shares for which Contractholders have provided voting instructions to AXA Equitable. As a result of such proportional voting by AXA Equitable, it is possible that a small number of Contractholders could determine whether the Proposal is approved.

OTHER MATTERS

AXA Equitable is not aware of any matters, other than the specified Proposal, to be acted on at the Meeting. If any other matters come before the Meeting, AXA Equi-

The proposal described in this Proxy Statement/Prospectus ("Proposal") is:

To approve the Plan of Reorganization and Termination (the "Plan of Reorganization") adopted by the Board, with respect to the reorganization of the EQ/International ETF Portfolio, a series of the Trust, into the EQ/International Equity Index Portfolio, also a series of the Trust.

The reorganization referred to in the Proposal above is referred to herein as the "Reorganization." The EQ/International Equity Index Portfolio is referred to herein as the "Index Portfolio."

This Proxy Statement/Prospectus, which you should retain for future reference, contains important information regarding the Proposal that you should know before voting or providing voting instructions. Additional information about the Trust has been filed with the SEC and is available without charge upon oral or written request. This Proxy Statement/Prospectus is being provided to AXA Equitable and mailed to Contractholders and other shareholders on or about March 31, 2015. This Proxy Statement/Prospectus and a proxy or voting instruction card also will be available at www.proxyvote.com on or about March 30, 2015. It is expected that one or more representatives of AXA Equitable will attend the Meeting in person or by proxy and will vote shares held by AXA Equitable in accordance with voting instructions received from its Contractholders and in accordance with voting procedures established by the Trust.

The following documents have been filed with the SEC and are incorporated by reference into this Proxy Statement/Prospectus:

1. The Prospectus with respect to the ETF Portfolio, dated May 1, 2014, as supplemented (File Nos. 333-17217 and 811-07953);

2. The Statement of Additional Information dated March 23, 2015, relating to the Reorganization (File No. 333-202220).

For a free copy of any of these documents, please call 1-877-522-5035 or write the Trust at the address above.

The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, it must file certain reports and other information with the SEC. You can copy and review information about the Trust, including proxy materials and proxy and information statements, at the SEC's Public Reference Room in Washington, DC, and at certain of the following SEC Regional Offices: New York Regional Office, 3 World Financial Center, Suite 400, New York, New York 10281; Miami Regional Office, 801 Brickell Avenue, Suite 1800, Miami, Florida 33131; Chicago Regional Office, 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604; Denver Regional Office, 1801 California Street, Suite 1500, Denver, Colorado 80202; Los Angeles Regional Office, 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036; Boston Regional Office, 33 Arch Street, 23rd Floor, Boston, MA 02110; Philadelphia Regional Office, The Mellon Independence Center, 701 Market Street, Philadelphia, PA 19106; Atlanta Regional Office, 3475 Lenox Road, N.E., Suite 1000, Atlanta, GA 30326; Fort Worth Regional Office,

SUMMARY

You should read this entire Proxy Statement/Prospectus carefully. For additional information, you should consult the Plan of Reorganization, a copy of the form of which is attached hereto as Appendix A.

The Proposed Reorganization

This Proxy Statement/Prospectus is soliciting shareholders with amounts invested in the ETF Portfolio as of February 27, 2015, to approve the Plan of Reorganization, whereby the ETF Portfolio will be reorganized into the Index Portfolio. (Each of the ETF Portfolio and the Index Portfolio is sometimes referred to herein as a "Portfolio," and together, the "Portfolios")

The ETF Portfolio's shares are divided into two classes, designated Class IA and Class K shares (the "ETF Portfolio Shares"). The Index Portfolio's shares are divided into three classes, designated Class IA, Class IB and Class K shares; only the Index Portfolio's Class IA and Class K shares (the "Index Portfolio Shares") are involved in the Reorganization. The rights and preferences of the Class IA and Class K shares of the Index Portfolio Shares are identical to the rights and preferences of the corresponding class of ETF Portfolio Shares.

The Plan of Reorganization provides for:

- the transfer of all of the assets of the ETF Portfolio to the Index Portfolio in exchange solely for Index Portfolio Shares having an aggregate net asset value equal to the ETF Portfolio's net assets and the Index Portfolio's assumption of all the liabilities of the ETF Portfolio;

- the distribution to the shareholders (for the benefit of the Separate Accounts, as applicable, and thus the Contractholders) of those Index Portfolio Shares; and

- the complete termination of the ETF Portfolio.

The Board of Trustees is proposing the Reorganization because it believes that the Reorganization will permit shareholders invested in the ETF Portfolio, a small Portfolio with limited prospects for future growth and corresponding limited ability to achieve economies of scale, to invest in the Index Portfolio, a much larger Portfolio that pursues a broadly similar investment objective and has better growth prospects and lower expenses. For a detailed description of the Board's reasons for proposing the Reorganization, see "Additional Information about the Reorganization — Board Considerations" below.

A comparison of the investment objectives, policies, strategies and principal risks of the ETF Portfolio and the Index Portfolio is included in "Comparison of Investment Objectives, Policies and Strategies" and "Comparison of Principal Risk Factors" below. The Portfolios have identical distribution procedures, purchase procedures, exchange rights and redemption procedures, which are discussed in "Additional Information about the EQ/International Equity Index Portfolio" below. Each Portfolio offers its shares to Separate Accounts and certain other eligible investors. Shares of each Portfolio are offered and redeemed at their net asset value without any sales load. You will not incur any sales loads or similar transaction charges as a result of the Reorganization.

Subject to shareholder approval, the Reorganization is expected to be effective at the close of business on May 22, 2015, or on a later date the Trust decides upon (the "Closing Date"). As a result of the Reorganization, each shareholder invested in shares of the ETF Portfolio would become an owner of shares of the Index Portfolio. Each such shareholder would hold, immediately after the Closing Date, Class IA or Class K shares of the Index Portfolio having an aggregate value equal to the aggregate value of the Class IA or Class K Shares, as applicable, of the ETF Portfolio that were held by the shareholder as of the Closing Date. Similarly, each Contractholder whose Contract values are invested in shares of the ETF Portfolio would become an indirect owner of shares of the Index Portfolio. Each such Contractholder would indirectly hold, immediately after the Closing Date, Class IA or Class K shares of the Index Portfolio having an aggregate value equal to the aggregate value of the Class IA or Class K shares, as applicable, of the ETF Portfolio that were indirectly held by the Contractholder as of the Closing Date. The Trust believes that there will be no adverse tax consequences to shareholders or Contractholders as a result of the Reorganization. Please see "Additional Information about the Reorganization — Federal Income Tax Consequences of the Reorganization" below for further information.

The Board has unanimously approved the Plan of Reorganization with respect to each Portfolio. Accordingly, the Board is submitting the Plan of Reorganization for approval by the ETF Portfolio's shareholders. In considering whether to approve the Proposal, you should review the discussion of the Proposal set forth below. In addition, you should review the information in this Proxy Statement/Prospectus that relates to the Proposal and the Plan of Reorganization generally. **The Board recommends that you vote "FOR" the Proposal to approve the Plan of Reorganization.**

PROPOSAL: To approve the Plan of Reorganization adopted by the Board of Trustees with respect to the Reorganization of the EQ/International ETF Portfolio, a series of the Trust, into the EQ/International Equity Index Portfolio, also a series of the Trust.

In considering whether you should approve the Proposal, you should note that:

- The Portfolios have broadly similar investment objectives. The ETF Portfolio seeks long-term capital appreciation while the Index Portfolio seeks to achieve a total return (before expenses) that approximates the total return performance of a composite index comprised of 40% DJ EuroSTOXX 50 Index, 25% FTSE 100 Index, 25% TOPIX Index, and 10% S&P/ASX 200 Index, including reinvestment of dividends, at a risk level consistent with that of the composite index.

- Both Portfolios provide diversified exposure to equity securities of foreign companies in various geographic regions around the world. There are, however, differences in the Portfolios' principal investment policies and strategies of which you should be aware. These are set forth immediately below. For a detailed comparison of the Portfolios' investment policies and strategies, see "Comparison of Investment Objectives, Policies and Strategies" below.

  - Under normal market conditions, the ETF Portfolio invests at least 80% of its net assets, plus borrowings for investment purposes, in exchange traded securities of other investment companies ("exchange traded funds" or "ETFs") that, in turn, invest in equity securities of foreign companies. The Portfolio may invest in ETFs that invest in securities of companies of any size located in developed and emerging markets throughout the world. The Portfolio invests in ETFs in accordance with weightings determined by the Portfolio's investment manager, and generally will be broadly diversified among various geographic regions. *Unlike the Index Portfolio, the ETF Portfolio is actively managed and does not utilize an index investment strategy.*

  - The Index Portfolio utilizes an index investment strategy and, under normal circumstances, invests at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of companies represented in the DJ EuroSTOXX 50 Index ("EuroSTOXX 50"), FTSE 100 Index ("FTSE 100"), TOPIX Index ("TOPIX"), and S&P/ASX 200 Index (S&P/ASX 200"). The Portfolio intends to allocate its assets approximately 25% to securities in the FTSE 100, 25% to securities in the TOPIX, 40% to securities in the EuroSTOXX 50, and 10% to securities in the S&P/ASX 200. Actual allocations may vary by up to 3%. The EuroSTOXX 50, FTSE 100, TOPIX, and S&P/ASX 200 represent large-capitalization stocks of issuers in the Eurozone, the United Kingdom, Japan and Australia, respectively. The Portfolio invests in stocks selected by a stratified sampling construction process, commonly referred to as an indexing strategy, in which the Portfolio's investment sub-adviser, selects a subset of the companies represented in each index based on its analysis of key risk factors and other characteristics. Such factors include industry weightings, market capitalizations, return variability and yields. *Unlike the ETF Portfolio, the Index Portfolio generally does not invest in ETFs; however, it is permitted to invest in ETFs to a limited extent.*

- The Portfolios have comparable risk profiles, although there are differences of which you should be aware. Each Portfolio's principal risks include equity risk, foreign securities risk, currency risk, and securities lending risk. The ETF Portfolio also is subject to ETF risk and emerging markets risk as principal risks while the Index Portfolio is not. The Index Portfolio is subject to index strategy risk and large-cap company risk as principal risks while the ETF Portfolio is not directly subject to such risks. For a detailed comparison of the Portfolios' risks, see "Comparison of Principal Risk Factors" below.

- AXA Equitable Funds Management Group, LLC ("FMG LLC" or the "Manager") serves as the investment manager and administrator for each Portfolio. FMG LLC manages the assets of the ETF Portfolio. FMG LLC has selected AllianceBernstein L.P. ("AllianceBernstein") as the sub-adviser ("Adviser") to manage the assets of the Index Portfolio. It is anticipated that FMG LLC will continue to manage and administer, and that AllianceBernstein will continue to advise, the Index Portfolio after the Reorganization.

- The Manager has been granted relief by the SEC to hire, terminate and replace Advisers and amend advisory agreements subject to the approval of the Board of Trustees and without obtaining shareholder approval. However, FMG LLC may not enter into an advisory agreement on behalf of a Portfolio with an "affiliated person" of the Manager, such as AllianceBernstein, unless the advisory agreement, including compensation, is approved by the Portfolio's shareholders. For a detailed description of the Manager and the Adviser to the Index Portfolio, please see "Additional Information about the EQ/International Equity Index Portfolio — The Manager" and " — The Adviser" below.

- The ETF Portfolio and the Index Portfolio had net assets of approximately $62 million and $1.7 billion, respectively, as of January 31, 2015. Thus, if the Reorganization of the ETF Portfolio into the Index Portfolio had been in effect on that date, the combined Portfolio would have had net assets of approximately $1.8 billion.

- Class IA shareholders of the ETF Portfolio will receive Class IA shares of the Index Portfolio and Class K shareholders of the ETF Portfolio will receive Class K shares of the Index Portfolio pursuant to the Reorganization. Shareholders will not pay any sales charges in connection with the Reorganization. Please see "Comparative Fee and Expense Tables," "Additional Information about the Reorganization" and "Additional Information about the EQ/International Equity Index Portfolio" below for more information.

- It is estimated that the annual operating expense ratios for the Index Portfolio's Class IA and Class K shares, for the fiscal year following the Reorganization, will be lower than those of the ETF Portfolio's Class IA and Class K shares, respectively, for the fiscal year ended December 31, 2014. For a more detailed comparison of the fees and expenses of the Portfolios, please see "Comparative Fee and Expense Tables" and "Additional Information about the EQ/International Equity Index Portfolio" below.

- The maximum management fee for both the ETF Portfolio and the Index Portfolio is equal to an annual rate of 0.40% of its average daily net assets. The Portfolios are subject to same administration fee schedule. The ETF Portfolio and the Index Portfolio each pays FMG LLC its proportionate share of an asset-based administration fee for the Single-Advised Portfolios (defined below), which is equal to an annual rate of 0.12% of the first $3 billion of the aggregate average daily net assets of the Single-Advised Portfolios; 0.11% of the next $3 billion; 0.105% of the next $4 billion; 0.10% of the next $20 billion; 0.0975% of the next

$10 billion; and 0.095% thereafter, subject to a minimum annual fee of $30,000. For a more detailed description of the fees and expenses of the Portfolios, please see "Comparative Fee and Expense Tables" and "Additional Information about the EQ/International Equity Index Portfolio" below.

- The ETF Portfolio is subject to an expense limitation arrangement while the Index Portfolio is not. Pursuant to a contract, FMG LLC has agreed to make payments or waive its management, administrative or other fees to limit the expenses of the ETF Portfolio through April 30, 2016 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) ("Expense Limitation Arrangement") so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, dividend and interest expenses on securities sold short, capitalized expenses, fees and expenses of other investment companies in which the Portfolio invests, and extraordinary expenses) do not exceed an annual rate of average daily net assets of 0.80% for Class IA shares and 0.55% for Class K shares of the Portfolio.

- The Class IA and Class K shares of the Index Portfolio outperformed the corresponding share classes of the ETF Portfolio for the one-year period ended December 31, 2014. The Class IA shares of the ETF Portfolio outperformed the Class IA shares of the Index Portfolio for the five-year period ended the same date. Since inception through December 31, 2014, the Class K shares of the ETF Portfolio marginally outperformed the Class K shares of the Index Portfolio. Please see "Comparative Performance Information" below.

- Following the Reorganization, the combined Portfolio will be managed in accordance with the investment objective, policies and strategies of the Index Portfolio. It is not expected that the Index Portfolio will revise any of its investment policies following the Reorganization to reflect those of the ETF Portfolio. If the Reorganization is approved, all of the ETF Portfolio's assets ("Transferred Assets") on the Closing Date will be transferred to the Index Portfolio. It is anticipated that immediately prior to the Closing Date, the ETF Portfolio will liquidate its securities holdings and hold cash. Therefore, it is anticipated that the Transferred Assets will consist of cash. The sale of portfolio holdings by the ETF Portfolio in connection with the Reorganization may result in the ETF Portfolio selling securities at a disadvantageous time and price and could result in it realizing gains (or losses) that would not otherwise have been realized and incurring transaction costs that would not otherwise have been incurred. It is also expected that, over time, the Index Portfolio will use the Transferred Assets to invest in equity securities of companies represented in the EuroSTOXX 50, FTSE 100, TOPIX, and/or the S&P/ASX 200.

- Except for brokerage costs in connection with the Reorganization, FMG LLC will bear the expenses of the Reorganization described in this Proxy Statement/ Prospectus.

Comparative Fee and Expense Tables

The following tables show the fees and expenses of each class of shares of each Portfolio and the estimated *pro forma* fees and expenses of each class of shares of the Index Portfolio after giving effect to the proposed Reorganization. Except as otherwise indicated, fees and expenses for each Portfolio are based on those incurred by each class of its shares subject to the Reorganization for the fiscal year ended December 31, 2014. The *pro forma* fees and expenses of the Index Portfolio Shares assume that the Reorganization was in effect for the year ended December 31, 2014. The tables below do not reflect any Contract-related fees and expenses, which would increase overall fees and expenses. See a Contract prospectus for a description of those fees and expenses.

Shareholder Fees
(fees paid directly from your investment)

ETF Portfolio	Index Portfolio	*Pro Forma* Index Portfolio (assuming the Reorganization is approved)
Not applicable.	Not applicable.	Not applicable.

Annual Operating Expenses
(expenses that you may pay each year as a percentage of the value of your investment)

	ETF Portfolio		Index Portfolio		*Pro Forma* Index Portfolio (assuming the Reorganization is approved)	
	Class IA	Class K	Class IA	Class K	Class IA	Class K
Management Fee	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution and/or Service Fees (12b-1 fees)	0.25%	—	0.25%	0.00%	0.25%	0.00%
Other Expenses*	0.40%	0.40%	0.14%	0.14%	0.14%	0.14%
Acquired Fund Fees and Expenses	0.37%	0.37%	N/A	N/A	N/A	N/A
Total Annual Portfolio Operating Expenses	1.42%	1.17%	0.79%	0.54%	0.79%	0.54%
Fee Waiver and/or Expense Reimbursement†	(0.25)%	(0.25)%	N/A	N/A	N/A	N/A
Total Annual Portfolio Operating Expenses After Fee Waiver and/ or Expense Reimbursement	1.17%	0.92%	0.79%	0.54%	0.79%	0.54%

---

*   Other Expenses for the ETF Portfolio have been restated to reflect redemptions by certain fund-of-funds offered by AXA Premier VIP Trust. As of December 31, 2014, Other Expenses for the ETF Portfolio were 0.19% for Class IA and Class K Shares.

†   Pursuant to the Expense Limitation Arrangement, FMG LLC has agreed to make payments or waive its management, administrative or other fees to limit the expenses of the ETF Portfolio through April 30, 2016 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, dividend and interest expenses on securities sold short, capitalized expenses, fees and expenses of other investment companies in which the Portfolio invests, and extraordinary expenses) do not exceed an annual rate of average daily net assets of 0.80% for Class IA shares and 0.55% for Class K shares of the Portfolio. The Expense Limitation Arrangement may be terminated by FMG LLC at any time after April 30, 2016.

Example of Portfolio Expenses

This example is intended to help you compare the costs of investing in the Portfolios with the cost of investing in other investment options. The example assumes that:

- You invest $10,000 in a Portfolio for the time periods indicated;

- Your investment has a 5% return each year;

- The Portfolio's operating expenses remain the same; and

- The Expense Limitation Arrangement with respect to the ETF Portfolio is not renewed.

This example does not reflect any Contract-related fees and expenses, including redemption fees (if any) at the Contract level. If such fees and expenses were reflected, the total expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years	
ETF Portfolio					
Class IA	$119	$425	$753	$1,680	|
Class K	$ 94	$347	$620	$1,398	|
Index Portfolio					
Class IA	$ 81	$252	$439	$ 978	◄
Class K	$ 55	$173	$302	$ 677	
***Pro Forma* Index Portfolio**					
(assuming the Reorganization is approved)					
Class IA	$ 81	$252	$439	$ 978	◄
Class K	$ 55	$173	$302	$ 677	

Portfolio Turnover

Each Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect a Portfolio's performance. During the fiscal year ended December 31, 2014, the portfolio turnover rates for each of the ETF Portfolio and the Index Portfolio were 3% and 8%, respectively, of the average value of the Portfolio.

	Acquired Portfolio	Acquiring Portfolio
	ETF Portfolio	**Index Portfolio**
	The second stage of this process involves the selection of Underlying ETFs within each of the geographic regions identified as a result of the first stage of the investment process. The Manager seeks to select Underlying ETFs that represent investments in one or more countries that are expected to outperform the Portfolio's benchmark over the intermediate term. In selecting the Underlying ETFs, the Manager analyzes many factors, including the Underlying ETF's investment objectives, total return, portfolio holdings, volatility and expenses as well as quantitative and qualitative data regarding the market segments and economies of the country or countries represented in the Underlying ETF's portfolio of investments.	
	The Portfolio may lend its portfolio securities to earn additional income.	Same.

Comparison of Principal Risk Factors

An investment in a Portfolio is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You may lose money by investing in a Portfolio. The following table compares the principal risks of an investment in each Portfolio. For an explanation of each such risk, see "Additional Information about the Reorganization — Description of Risk Factors" below.

Risks	Index Portfolio	ETF Portfolio
Equity Risk	X	X
ETF Risk		X
Foreign Securities Risk	X	X
Currency Risk	X	X
Emerging Markets Risk		X
Index Strategy Risk	X	
Large-Cap Company Risk	X	
Securities Lending Risk	X	X

Although not a principal risk, the ETF Portfolio has exposure to large-cap company risk as described in Appendix B "More Information on Strategies and Risk Factors."

Comparative Performance Information

The bar charts and tables below provide some indication of the risks of investing in each Portfolio by showing changes in the Portfolio's performance from year to year and by showing how the Portfolio's average annual total returns for the past one-, five- and ten-years (or since inception) through December 31, 2014, compared to the returns of a broad-based market index. With respect to the Index Portfolio, the additional broad-based market index shows how the Portfolio's performance compared with the returns of another index that has characteristics relevant to the Portfolio's investment strategy. The return of the broad-based market index (and any additional comparative index) shown in the right hand columns below for each Portfolio is the return of the index for the last 10 years or, if shorter, since inception of the share class with the longest history. Past performance is not an indication of future performance.

The performance results do not reflect any Contract-related fees and expenses, which would reduce the performance results.

ETF Portfolio - Calendar Year Total Returns (Class IA)



Best quarter (% and time period)	Worst quarter (% and time period)
24.81% (2009 2nd Quarter)	-20.89% (2011 3rd Quarter)

Index Portfolio - Calendar Year Total Returns (Class IA)



Best quarter (% and time period)	Worst quarter (% and time period)
25.00% (2009 2nd Quarter)	-25.96% (2008 4th Quarter)

ETF Portfolio Average Annual Total Returns
(For the periods ended December 31, 2014)

	One Year	Five Years	Since Inception
ETF Portfolio — Class IA Shares (Inception Date: August 25, 2006)	-7.01%	4.40%	1.06%
ETF Portfolio — Class K Shares (Inception Date: August 26, 2011)	-6.90%	N/A	8.26%
MSCI EAFE Index (reflects no deduction for fees or expenses)* ..	-4.90%	5.33%	2.26%

* Morgan Stanley Capital International ("MSCI") EAFE® Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets, excluding the U.S. and Canada.

Index Portfolio Average Annual Total Returns
(For the periods ended December 31, 2014)

	One Year	Five Years	Ten Years/ Since Inception
Index Portfolio — Class IA Shares			
(Inception Date: April 3, 1995)	-6.90%	4.05%	2.10% ◀
Index Portfolio — Class K Shares			
(Inception Date: August 26, 2011)	-6.65%	N/A	8.25%
MSCI EAFE Index			
(reflects no deduction for fees or expenses)*	-4.90%	5.33%	4.43%
40% DJ EuroSTOXX 50/25% FTSE 100/25% TOPIX/10% S&P/ASX 200			
(reflects no deduction for fees, expenses, or taxes)†	-5.48%	4.55%	N/A

* MSCI EAFE® Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets, excluding the U.S. and Canada.

† A combination of unmanaged indexes. EuroSTOXX 50 covers 50 stocks from 12 Eurozone countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The FTSE 100 represents the performance of the 100 largest blue chip companies listed on the London Stock Exchange. The TOPIX is a free-float adjusted capitalization weighted index that is calculated based on all the domestic common stocks listed on the Tokyo Stock Exchange First Section. The S&P/ASX 200 represents the 200 largest and most liquid publicly listed companies in Australia.

Capitalization

The following table shows the capitalization of each Portfolio as of December 31, 2014, and of the Index Portfolio on a *pro forma* combined basis as of December 31, 2014, after giving effect to the proposed Reorganization. *Pro forma* net assets may not total and net asset values per share may not recalculate due to rounding of net assets.

	Net Assets (in millions)	Net Asset Value Per Share	Shares Outstanding
ETF Portfolio — Class IA Shares	$ 4.1	$2.93	1,394,306
Index Portfolio — Class IA Shares	$655.8	$8.82	74,332,022
Adjustments*	$ —	$ —	(931,702)
Pro forma Index Portfolio — Class IA Shares			
(assuming the Reorganization is approved)	$659.9	$8.82	74,794,626
ETF Portfolio — Class IB Share	N/A	N/A	N/A
Index Portfolio — Class IB Shares	$803.7	$8.69	92,498,388
ETF Portfolio — Class K Shares†	$ 91.4	$2.93	31,185,068
Index Portfolio — Class K Shares	$157.2	$8.82	17,819,681
Adjustments*	$ —	$ —	(20,828,469)
Pro forma Index Portfolio — Class K Shares			
(assuming the Reorganization is approved)	$248.6	$8.82	28,176,280

* Reflects adjustment for retired shares of the ETF Portfolio.

† Class K shares of the ETF Portfolio were redeemed by certain fund-of-funds offered by AXA Premier VIP Trust as described under "Additional Information about the Reorganization — Board Considerations."

Except for brokerage costs in connection with the Reorganization, FMG LLC will bear the expenses of the Reorganization described in this Proxy Statement/ Prospectus.

Approval of the Plan of Reorganization will require a majority vote of the ETF Portfolio's shareholders. Such majority is defined in the 1940 Act as the lesser of (i) 67% or more of the voting securities of the Portfolio present at a meeting, if the holders of more than 50% of its outstanding voting securities are present or represented by proxy, or (ii) more than 50% of its outstanding voting securities. If the Plan of Reorganization is not approved by the ETF Portfolio's shareholders or the Reorganization is not consummated for any other reason, the Board will consider other possible courses of action. Please see "Voting Information" below for more information.

Description of the Securities to Be Issued

The shareholders of the ETF Portfolio will receive Class IA or Class K shares of the Index Portfolio in accordance with the procedures provided for in the Plan of Reorganization. Each such share will be fully paid and non-assessable by the Trust when issued and will have no preemptive or conversion rights.

The Trust may issue an unlimited number of authorized shares of beneficial interest, par value $0.001 per share. The Declaration of Trust authorizes the Board to issue shares in different series and classes. In addition, the Declaration of Trust authorizes the Board to create new series and to name the rights and preferences of the shareholders of each series. The Board does not need additional shareholder action to divide the shares into separate series or classes or to name the shareholders' rights and preferences. The Index Portfolio is also a series of the Trust.

The Trust currently offers three classes of shares of the Index Portfolio — Class IA, Class IB and Class K shares. The Trust has adopted, in the manner prescribed under Rule 12b-1 under the 1940 Act, a plan of distribution pertaining to the Class IA and Class IB shares of the Index Portfolio. The maximum distribution and/or service (12b-1) fee for the Index Portfolio's Class IA and Class IB shares is equal to an annual rate of 0.25% of the average daily net assets attributable to such share class. Because these distribution/service fees are paid out of the Index Portfolio's assets on an ongoing basis, over time these fees will increase your cost of investing and may cost more than paying other types of charges. The Class IB shares are not subject to the Reorganization.

Board Considerations

At a meeting of the Board held on February 12, 2015, FMG LLC recommended that the ETF Portfolio be reorganized into the Index Portfolio. FMG LLC noted that, in addition to regularly evaluating the performance of each portfolio of the Trust, it continually reviews the overall line-up of investment options and conducts in-depth analysis to provide recommendations to the Board to strengthen the Trust's lineup.

FMG LLC noted that the AXA Allocation Portfolios and Target Allocation Portfolios, which are funds-of-funds portfolios managed by FMG LLC ("FOF Portfolios"), have invested in the ETF Portfolio for many years. However, beginning in 2013, the FOF Portfolios have, in the ordinary course of portfolio management, reduced their allocation to the ETF Portfolio and increased their allocation to other international portfolios, including the Index Portfolio. The FOF Portfolios' investments in the ETF Portfolio decreased from approximately $259 million at the end of 2012 to approximately $91 million at the end of 2014, while net assets in the ETF Portfolio declined from approximately $265 million to approximately $95 million during the same period. FMG LLC noted that the redemptions by the FOF Portfolios that had taken place since 2013 had significantly reduced the assets in the ETF Portfolio. FMG LLC also noted that, as of December 31, 2014, the FOF Portfolios held approximately 95% of the outstanding shares of the ETF Portfolio, and that FMG LLC, in its role as investment manager of the FOF Portfolios, was continuing to redeem and reallocate the FOF Portfolios' investments in the ETF Portfolio in the ordinary course of management of the FOF Portfolios, a process which was expected to be completed (and was completed) by the end of February 2015. FMG LLC explained that this would result in the ETF Portfolio having a very small asset base (less than $5 million), and that the ETF Portfolio would not be economically viable to continue operations. FMG LLC further noted that AXA Equitable had determined to cease offering the ETF Portfolio as an investment option in new Contracts because the Portfolio had failed to attract sufficient Contractholder interest. FMG LLC noted that, if AXA Equitable ceased offering the ETF Portfolio as an investment option in new Contracts, the ETF Portfolio's future growth prospects and its corresponding ability to achieve economies of scale would be further limited.

FMG LLC noted that the Index Portfolio has a broadly similar investment objective as the ETF Portfolio and, like the ETF Portfolio, provides diversified exposure to equity securities of foreign companies in various geographic regions around the world. The ETF Portfolio and the Index Portfolio both use the MSCI EAFE Index as their benchmark index (in addition, the Index Portfolio uses the 40% DJ EuroSTOXX 50 Index/25% FTSE 100 Index/25% TOPIX Index/10% S&P/ASX 200 Index, a combination of unmanaged indexes, as a benchmark index). FMG LLC noted that, given the ETF Portfolio's lack of potential asset growth, FMG LLC believed it would be appropriate to reorganize the ETF Portfolio into the Index Portfolio. FMG LLC also noted that it believed the Reorganization would be beneficial to the shareholders invested in the ETF Portfolio because the Reorganization would provide a means by which Contractholders with amounts allocated to the ETF Portfolio could pursue a broadly similar investment objective in the context of a much larger fund with better growth prospects and lower expenses.

In determining whether to approve the Plan of Reorganization with respect to the ETF Portfolio and recommend its approval to shareholders, the Board, including the Independent Trustees, with the advice and assistance of independent legal counsel, inquired into a number of matters and considered the following factors, among others: (1) the potential benefits of the Reorganization to shareholders, including lower annual operating expenses by reorganizing into a Portfolio with lower annual operating expenses than the ETF Portfolio and greater potential to increase assets and thereby realize economies of scale in the Portfolio's expenses and portfolio management fees as a result of asset growth; (2) comparisons of the ETF Portfolio's and Index Portfolio's investment objectives, policies, strategies, restrictions and risks; (3) the experience and qualifications of the Manager, Adviser and key personnel managing the Index Portfolio; (4) the effect of the Reorganization on the ETF Portfolio's annual operating expenses and shareholder fees and services; (5) the relative historical performance records of the Portfolios; (6) any change in shareholder rights; (7) the direct or indirect federal income tax consequences of the Reorganization to shareholders and Contractholders; (8) any fees or expenses that will be borne directly or indirectly by the Portfolio in connection with the Reorganization; (9) the terms and conditions of the Plan of Reorganization and whether the Reorganization would result in dilution of shareholder interests; (10) the potential benefits of the Reorganization to other persons, including FMG LLC and its affiliates, as discussed below in the section entitled "Potential Benefits of the Reorganization to FMG LLC and its Affiliates;" and (11) possible alternatives to the Reorganization, including the potential benefits and detriments of maintaining the current structure.

In connection with the Board's consideration of the proposed Reorganization, the Independent Trustees requested, and FMG LLC provided to the Board, information regarding the factors set forth above as well as other information relating to the Reorganization.

In reaching the decision to recommend approval of the Reorganization, the Board, including the Independent Trustees, concluded that each Portfolio's participation in the Reorganization is in its best interests and that the interests of existing shareholders of that Portfolio would not be diluted as a result of the Reorganization. The Board's conclusion was based on a number of factors, including the following:

- The Reorganization will permit shareholders invested in the ETF Portfolio to continue to allocate amounts to a much larger Portfolio that pursues a broadly similar investment objective, provides comparable exposure to a diversified portfolio of investments in foreign securities, and has better growth prospects and lower annual operating expense ratios than the ETF Portfolio.

- Following the Reorganization, FMG LLC will continue to serve as the investment manager and administrator of the Index Portfolio and the current Adviser will continue to serve as the Adviser to the Portfolio.

- As a result of the Reorganization, each shareholder of Class IA or Class K shares of the ETF Portfolio would hold, immediately after the Closing Date, Class IA or Class K shares of the Index Portfolio, as applicable, having an aggregate value equal to the aggregate value of the ETF Portfolio shares such shareholder holds as of the Closing Date.

- The Reorganization will be effected on the basis of each participating Portfolio's net asset value, which will be determined in connection with the Reorganization in accordance with the Trust's normal valuation procedures, which are identical for all of the Trust's Portfolios.

- Shareholders will not pay sales charges in connection with the Reorganization.

- The Reorganization is not expected to have any adverse tax results to Contractholders.

- <u>Except for brokerage costs in connection with the Reorganization,</u> FMG LLC will pay the expenses associated with the Reorganization.

On the basis of the information provided to it and its evaluation of that information, the Board, including the Independent Trustees, voted unanimously to approve the Plan of Reorganization and to recommend that the shareholders of the ETF Portfolio also approve the Plan of Reorganization.

Potential Benefits of the Reorganization to FMG LLC and its Affiliates

FMG LLC may realize benefits in connection with the Reorganization. For example, the Reorganization would eliminate FMG LLC's obligations under the Expense Limitation Arrangement by reorganizing the ETF Portfolio into the Index Portfolio which is not subject to any expense limitation arrangement.

In addition, the Portfolios are offered and sold through Contracts issued by AXA Equitable that may provide certain death benefit, income benefit or other guarantees to Contractholders. In providing these guarantees, AXA Equitable assumes the risk that Contractholder account values will not be sufficient to pay the guaranteed amounts when due, and therefore that AXA Equitable will have to use its own resources to cover any shortfall. AXA Equitable may enter into hedging transactions from time to time that are intended to help manage its risks under these guarantees. The Reorganization may enhance AXA Equitable's ability to manage this risk, for example, by eliminating a Portfolio that has underperformed expectations. This could have a positive impact on AXA Equitable's profitability and/or financial position.

Description of Risk Factors

A Portfolio's performance may be affected by one or more of the following risks, which are described in detail in Appendix B "More Information on Strategies and Risk Factors."

Equity Risk: In general, stocks and other equity security values fluctuate, and sometimes widely fluctuate, in response to changes in a company's financial condition as well as general market, economic and political conditions and other factors.

ETF Risk: A Portfolio that invests in ETFs will indirectly bear fees and expenses charged by those ETFs, in addition to the Portfolio's direct fees and expenses. The

The EQ/Equity 500 Index Portfolio, the EQ/GAMCO Mergers and Acquisitions Portfolio and the AXA Mid Cap Value Managed Volatility Portfolio are named as defendants in the Noteholder Suit and the Retiree Suit. The EQ/Equity 500 Index Portfolio, the EQ/GAMCO Mergers and Acquisitions Portfolio, the AXA Mid Cap Value Managed Volatility Portfolio, the AXA Large Cap Core Managed Volatility Portfolio, the EQ/Small Company Index II Portfolio, the EQ/Common Stock Index II Portfolio, and EQ Advisors Trust are all putative members of the proposed defendant class of shareholders in the Committee's suit. The EQ/Equity 500 Index Portfolio, the EQ/GAMCO Mergers and Acquisition Portfolio, the AXA Large Cap Core Managed Volatility Portfolio, and EQ Advisors Trust are also named separately in the Committee's suit, in the event it is not certified as a class action. The amounts paid to the above six Portfolios in connection with the public tender offers were approximately: (i) the EQ/Equity 500 Index Portfolio – $1,740,800; (ii) the EQ/GAMCO Mergers and Acquisitions Portfolio – $1,122,000; (iii) the AXA Mid Cap Value Managed Volatility Portfolio – $2,992,000; (iv) the AXA Large Cap Core Managed Volatility Portfolio – $64,600; (v) the EQ/Small Company Index II Portfolio – $61,200; and (vi) the EQ/Common Stock Index II Portfolio – $18,360.

The lawsuits do not allege any misconduct by the Trust or its portfolios. The portfolios cannot predict the outcome of these lawsuits. If the lawsuits were to be decided or settled in a manner adverse to the portfolios, the payment of such judgments or settlements could have an adverse effect on each portfolio's net asset value.

Portfolio Services

Fund Distribution Arrangements

The Trust offers three classes of shares on behalf of the Index Portfolio: Class IA, Class IB and Class K shares. AXA Distributors, LLC ("AXA Distributors") serves as the distributor for the Class IA, Class IB and Class K shares of the Trust. Each class of shares is offered and redeemed at its net asset value without any sales load. AXA Distributors is an affiliate of FMG LLC. AXA Distributors is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority.

The Trust has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act for the Trust's Class IA and Class IB shares. Under the Distribution Plan, the Class IA and Class IB shares of the Trust are charged an annual fee to compensate AXA Distributors for promoting, selling and servicing shares of the Portfolios. The maximum annual distribution and/or service (12b-1) fee for the Index Portfolio's Class IA and Class IB shares is 0.25% of the average daily net assets attributable to such share class. Because these fees are paid out of the Index Portfolio's assets on an on going basis, over time, the fees for Class IA and Class IB shares will increase your cost of investing and may cost you more than other types of charges. The Index Portfolio's Class IB shares are not subject to the Reorganization.

The distributor may receive payments from the Adviser of the Index Portfolio or its affiliates to help defray expenses for sales meetings or seminar sponsorships that may relate to the Contracts and/or the Portfolio. These sales meetings or seminar

sponsorships may provide the Adviser with increased access to persons involved in the distribution of the Contracts. The distributor also may receive marketing support from the Adviser in connection with the distribution of the Contracts.

Payments to Broker-Dealers and Other Financial Intermediaries

The Index Portfolio is not sold directly to the general public but instead is offered as an underlying investment option for Contracts and retirement plans and to other eligible investors. The Index Portfolio and its related companies may make payments to a sponsoring insurance company (or its affiliates) or other financial intermediary for distribution and/or other services. These payments may create a conflict of interest by influencing the insurance company or other financial intermediary and your financial adviser to recommend the Portfolio over another investment or by influencing an insurance company to include the Portfolio as an underlying investment option in the Contract. The prospectus (or other offering document) for your Contract may contain additional information about these payments. Ask your salesperson or visit your financial intermediary's website for more information.

Buying and Selling Shares

The Index Portfolio's shares are currently sold only to insurance company separate accounts in connection with Contracts issued by AXA Equitable and other affiliated or unaffiliated insurance companies and to The AXA Equitable 401(k) Plan. The Index Portfolio's shares also may be sold to other tax-qualified retirement plans, to other portfolios managed by FMG LLC that currently sell their shares to such accounts and plans and other investors eligible under applicable tax regulations. Class K shares of the Index Portfolio are sold only to other portfolios of the Trust, portfolios of the AXA Premier VIP Trust and certain group annuity and retirement plans.

The Index Portfolio does not have minimum initial or subsequent investment requirements. Shares of the Index Portfolio are redeemable on any business day upon receipt of a request. Please refer to your Contract prospectus for more information on purchasing and redeeming shares of the Index Portfolio.

All shares are purchased and sold at their net asset value without any sales load. All redemption requests will be processed and payment with respect thereto will normally be made within seven days after tender. The Index Portfolio reserves the right to suspend or change the terms of purchasing or selling shares.

The Trust may suspend the right of redemption for any period or postpone payment for more than seven days when the New York Stock Exchange is closed (other than a weekend or holiday) or when trading is restricted by the SEC or the SEC declares that an emergency exists. Redemptions may also be suspended and payments may be postponed for more than seven days during other periods permitted by the SEC. The Index Portfolio may pay the redemption price in whole or part by a distribution in kind of readily marketable securities in lieu of cash or may take up to seven days to pay a redemption request in order to raise capital, when it is detrimental for the Portfolio to make cash payments as determined in the sole discretion of FMG LLC.

transactions contemplated hereby; the Registration Statement shall have become effective under the 1933 Act, no stop orders suspending the effectiveness thereof shall have been issued, and, to the Trust's best knowledge, no investigation or proceeding for that purpose shall have been instituted or shall be pending, threatened, or contemplated under the 1933 Act or the 1940 Act; the Commission shall not have issued an unfavorable report with respect to the Reorganization under section 25(b) of the 1940 Act nor instituted any proceedings seeking to enjoin consummation of the transactions contemplated hereby under section 25(c) of the 1940 Act; and all consents, orders, and permits of federal, state, and local regulatory authorities (including the Commission and state securities authorities) the Trust deems necessary to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain same would not involve a risk of a material adverse effect on either Portfolio's assets or properties; and

(e) At the Effective Time, no action, suit, or other proceeding shall be pending (or, to the Trust's best knowledge, threatened to be commenced) before any court, governmental agency, or arbitrator in which it is sought to enjoin the performance of, restrain, prohibit, affect the enforceability of, or obtain damages or other relief in connection with, the transactions contemplated hereby.

5. EXPENSES

Except for brokerage costs in connection with the Reorganization, FMG LLC shall bear all the expenses of the Reorganization. Notwithstanding the foregoing, expenses shall be paid by the Portfolio directly incurring them if and to the extent that the payment thereof by another person would result in that Portfolio's disqualification as a RIC.

6. TERMINATION

The Board may terminate or delay this Plan and abandon or postpone the transactions contemplated hereby, at any time before the Effective Time, if circumstances develop that, in its opinion, make proceeding with the Reorganization inadvisable for either Portfolio.

7. AMENDMENTS

The Board may amend, modify, or supplement this Plan at any time in any manner, notwithstanding Target's shareholders' approval hereof; provided that, following that approval, no such amendment, modification, or supplement shall have a material adverse effect on the Shareholders' interests.

APPENDIX B

MORE INFORMATION ON STRATEGIES AND RISK FACTORS

Strategies

Changes in Investment Objectives and Principal Investment Strategies

Each Portfolio has its own investment objective(s), policies and strategies. There is no assurance that a Portfolio will achieve its investment objective. The investment objective of each Portfolio may be changed without shareholder approval. Except as otherwise noted, the investment policies and strategies of a Portfolio are not fundamental policies and may be changed without a shareholder vote. In addition, to the extent a Portfolio is undergoing a transition (such as a rebalancing, or experiences large inflows or outflows) or takes a temporary defense position, it may not be pursuing its investment objective or executing its principal investment strategies.

80% Policies

Each Portfolio has a policy that it will invest at least 80% of its net assets, plus borrowings for investment purposes, in a particular type of investment connoted by its name. Each such policy is subject to change only upon at least sixty (60) days prior notice to shareholders of the affected Portfolio.

Indexing Strategy

The Index Portfolio seeks to track the total return performance (before fees and expenses) of a particular composite index. The Adviser to the Portfolio seeks to track the total return performance (before fees and expenses) of a particular composite index and does not utilize customary economic, financial or market analyses or other traditional investment techniques to manage the Portfolio. Rather, the Adviser employs a stratified sampling technique in seeking to track the total return performance (before fees and expenses) of the composite index. A stratified sampling technique is a construction process in which the Adviser selects a subset of the companies represented in each index based on the Adviser's analysis of key risk factors and other characteristics. Such factors include industry weightings, market capitalizations, return variability, and yields. This strategy is commonly referred to as an indexing strategy.

Underlying ETFs

The ETF Portfolio invests primarily in securities issued by ETFs. Accordingly, the ETF Portfolio's performance depends upon a favorable allocation by the Manager among the Underlying ETFs as well as the ability of the Underlying ETFs to generate favorable performance. In general, ETFs are designed to provide investment results corresponding to an index of securities. ETFs may trade at relatively modest discounts and premiums to their net asset values. However, some ETFs have a limited operating history, and information is lacking regarding the actual performance and trading liquidity of these ETFs for extended periods or over complete market cycles. In